UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (“the Bank”) had, in its disclosure filed with the stock exchanges on February 18, 2023, communicated that the Board of Directors of the Bank, at its meeting held on February 17-18, 2023, approved a proposal for making I-Process Services (India) Private Limited (“iProcess” or “the Company”) a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. Vide its disclosure dated September 8, 2023, the Bank communicated that it had received approval from Reserve Bank of India in connection with the above.

We wish to inform you that the Bank has entered into a share purchase agreement dated January 30, 2024 at 5:25 p.m. today in relation to the investment in equity shares of iProcess to make it a wholly-owned subsidiary of the Bank.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	I-Process Services (India) Private Limited had total revenue of ₹ 9,575.6 million and PAT of ₹ 198.8 million for FY2023.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction does not constitute a related party transaction. The Bank has no promoters.

The proposed transaction involves purchase of all the equity shares held by individual shareholders of iProcess, which will result in the Company becoming a wholly-owned subsidiary of the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

c.	Industry to which the entity being acquired belongs	Other business support service activities
d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The Company has a service provider agreement with the Bank to provide business auxiliary services across functions. In view of the extent of support provided by iProcess and the Bank being the only customer, enhanced oversight over the Company would be beneficial for overall service arrangement.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	RBI approval was received on September 8, 2023
f.	Indicative time period for completion of the acquisition	180 days from the date of share purchase agreement
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration
h.	Cost of acquisition and/or the price at which the shares are acquired	Shares are acquired at a price of ₹ 3,107/- per share resulting in total consideration of ₹ 130,866,840/-
i.	Percentage of shareholding /control acquired and / or number of shares acquired	Post investment, the Bank will hold 100% shareholding in iProcess through acquisition of 42,120 equity shares of face value ₹ 10 each
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The Company provides business auxiliary services only to ICICI Bank across diverse functional areas.

Date of incorporation: April 7, 2005

History of last 3 years turnover:

FY2023: ₹ 9,575.6 million

FY2022: ₹ 8,456.0 million

FY2021: ₹ 6,438.2 million

Country of presence: India

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 30, 2024	By:	/s/Vivek Ranjan

			Name:	Vivek Ranjan
			Title:	Assistant General Manager